Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


06017919

SUPPL

9 October 2006



Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,



Andrew M Knox
Public Officer

Enc.

dw 10/31



Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Wortel -2 Update

Wortel -2 is being plugged and abandoned at a total depth of 1421 metres. The well failed to encounter any reservoir or significant hydrocarbons. The well results are currently being evaluated.

Additional appraisal drilling will be required to determine the full potential of the Wortel gas accumulation and could take place before year end, depending on rig availability.

Participants in the Sampang PSC are:

Santos (Sampang) Pty Ltd	40.5% (Operator)
Singapore Petroleum Sampang Ltd	36%
Cue Sampang Pty Ltd	13.5%
PT Petrogas Oyong Jatim*	10%

*Subject to finalization.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

9 October 2006

